EXHIBIT 99.11

Press Release dated March 2, 2004

Call-Net Enterprises Repurchases Senior Secured Notes

     TORONTO, March 2 /CNW/ - Call-Net Enterprises Inc., (TSX: FON, FON B) a national facilities-based provider of competitive telecommunications, data and IP solutions to households and businesses across Canada, today announced that it has purchased for cancellation a total of U.S.$76.4 million of its 10.625 per cent senior secured notes, due December 31, 2008. The cost of these purchases to Call-Net was U.S.$79.5 million, including commissions. The purchases were funded from cash on hand. The purchase of these notes will reduce Call-Net’s annual interest expense by U.S.$8.1 million.

     Call-Net will continue to evaluate on an ongoing basis the most effective use of its capital and may make similar market purchases in the future depending upon market opportunities, capital requirements and its liquidity needs.

     Roy Graydon, executive vice president and chief financial officer said, “We believe that today’s purchase provides an opportunity to further strengthen our balance sheet by lowering our debt level and our servicing costs. We maintain a level of cash and short term investments sufficient to fund our current business plan.”

     About Call-Net Enterprises Inc.
     Call-Net Enterprises Inc., primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data and IP services to households and businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 134 co-locations in five major urban areas including 25 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

     Note for Investors:

     This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

     %SEDAR: 00004316EF

For further information: Media Contact - Karen O’Leary, Corporate
Communications, (416) 718-6445, karen.oleary@sprint-canada.com